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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Years ended December 31,
						Six months ended June 30, 2007
	2002	2003	2004	2005	2006
Earnings:
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$3,371	$5,796	$3,314	$(1,973)	$379	$5,676
Fixed charges:
Interest/expense	$1,228	$657	$1,800	$3,556	$3,596	$1,154

Preferred dividends	$—	$—	$—	$—	$—	$—

Subtotal: Fixed charges and preferred dividends	$1,228	$657	$1,800	$3,556	$3,596	$1,154
Income (loss) from continuing operations plus fixed charges	$4,599	$6,453	$5,114	$1,583	$3,975	$6,830
Ratio of earnings to fixed charges and preferred dividends	3.7	9.8	2.8	.4	1.1	5.9
Deficiency	—	—	—	—	—	—

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  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS